UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C   20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: April 30, 2013
Estimated average burden
hours per response.....12.00

SEC FILE NUMBER
8-66057



211

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01-Jan-10_____ AND ENDING _____31-Dec-10_____

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Rockland Securities, LLC**

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

87 Beechwood Road
_____(No. and Street)_____

Summit	**NJ**	**07901**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard Conroy   **908-879-9559**
_____(Area code- Telephone number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opion is contained in this Report*

Donahue Associates,LLC
(Name- if individual, state last, first, middle name)

27 Beach Road- Suite C05A	**Monmouth Beach**	**NJ**	**07750**
(Address)	(City)	(State)	(Zip code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

‖‖‖‖‖‖‖‖‖‖‖‖
11018332

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
SEC 1410 (06-02)   **unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, ___Richard Conroy___, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___Rockland Securities, LLC___, as of ___December 31, 2010___, are true and correct, I further swear (or affirm) that neither company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

Member
Title

___Christos Koufomihalis___   2/26/11
Notary Public

```
CHRISTOS KOUFOMIHALIS
Notary Public
State of New Jersey
My Commission Expires Sep 10, 2015
```

This report ** contains (check applicable boxes):

X	(a) Facing Page
X	(b) Statement of Financial Condition
X	(c) Statement of Income (Loss)
X	(d) Statement of Changes in Financial Condition
X	(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
	(f) Statement of Changes in Liabilities Subordinated to the Claims of Creditors
X	(g) Computation of Net Capital(including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable)
	(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
	(i) Information relating to the Possession of Control Requirements Under Rule 15c3-3
X	(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for determination of the Reserve Requirements Under Exhibit A of rukle 15c3-3.
	(k) A Reconciliation between the audited and the unaudited Statements of Financial Condition with respect to the methods of consolidation.
X	(l) An Oath or Affirmation
	(m) A copy of the SIPC Supplemental Report.
X	(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).*

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ. 07750
Phone: (732) 229-7723

Independent Auditor's Report

The Members,
Rockland Securities, LLC.
(formerly Rockland Partners LP)

We have audited the accompanying balance sheet of Rockland Securities, LLC. as of December 31, 2010 and the related statement of operations and changes in members' equity, and cash flows for the year then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements presented are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rockland Securities, LLC. as of December 31, 2010 and the related statement of operations and changes in members' equity, and cash flows for the year then ended in conformity with generally accepted accounting principles generally accepted in the United States of America.

Donahue Associates, LLC
Monmouth Beach, New Jersey
February 17, 2011

Rockland Securities, LLC
Balance Sheet
As of December 31, 2010

ASSETS

Current assets:	
Cash & cash equivalents	$17,184
Total Current Assets	$17,184
Total Assets	$17,184

LIABILITIES & MEMBERS' EQUITY

Current liabilities:	
Accounts payable & accrued expenses	$2,500
Total Current Liabilities	$2,500
Members' Equity	14,684
Total Liabilities & Members' Equity	$17,184

Please see the notes to the financial statements.

Rockland Securities, LLC
Statement of Operations
For the Year Ended December 31, 2010

Retainer income & transactions fees	$47,779
General and administrative expenses:	
Consulting expense	$10,000
Travel expense	9,093
General administration	13,740
Total general and administrative expenses	$32,833
Income from operations	$14,946
Other income:	
Consulting fees	75
Interest income	160
Net income before income tax provision	$15,181
Provision for income taxes	0
Net income	$15,181

Please see the notes to the financial statements.

Rockland Securities, LLC
Statement of Cash Flows
For the Year Ended December 31, 2010

Operating activities:	
Net income	$15,181
Changes in other operating assets and liabilities:	
Prepaid expense	100
Accounts payable & accrued expenses	250
Net cash provided by operations	$15,531
Financing activities:	
Member withdrawals	($16,033)
Net cash used by financing activities	(16,033)
Net decrease in cash during the fiscal year	($502)
Cash at December 31, 2009	17,686
Cash at December 31, 2010	$17,184
Supplemental disclosures of cash flow information:	
Interest paid during the fiscal year	$0
Income taxes paid during the fiscal year	$0

Please see the notes to the financial statements.

Rockland Securities, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2010

	Members' Equity
Balance at December 31, 2009	$15,536
Member withdrawals	(16,033)
Net income for the fiscal year	15,181
Balance at December 31, 2010	$14,684

Please see the notes to the financial statements.

Rockland Securities, LLC
Notes to the Financial Statements
For the Year Ended December 31, 2009

1. Organization

Rockland Securities, LLC (the Company) is a privately held limited liability company formed in Texas for the purpose of conducting business as a securities broker dealer (BD). As s a BD, the Company is registered with the Financial Industry Regulatory Authority (FINRA) to market investments in registered securities. The Company also provides investment banking services to various clients in the Untied States.

2. Summary of Significant Accounting Policies

Use of Estimates- The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make reasonable estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses at the date of the financial statements and for the period they include. Actual results may differ from these estimates.

Retainer revenues & transaction fees- Retainer revenues and transaction fees are recorded when all contracted services have been provided by the Company and the Company is reasonably assured of their collection.

Cash and cash equivalents- For the purpose of calculating changes in cash flows, cash includes all cash balances and highly liquid short-term investments with original maturity date of three months or less.

Income taxes- The Company has elected to be taxed as a Partnership under the Internal Revenue Service Code. Accordingly, under such an election, the Company's taxable income is reported by the individual members and therefore, no provision for federal income taxes has been included in the financial statements.

3. Fair Value of Financial Instruments

Cash and cash equivalents and accounts payable and accrued expenses in the balance sheet are estimated to approximate fair market value at December 31, 2010.

4. Related Party Transaction

The general partner provides office space to the Company at no cost.

5. Net Capital Requirement

As a BD, the Company is subject to Rule 15c3-1 of the Security Exchange Act of 1934 which requires the Company to maintain a minimum net capital, as defined under the provisions, of $5,000. The computation of net capital pursuant to Uniform Net Capital Rule 15c3-1 is as follows.

CREDIT:

Members' equity	$14,684

DEBITS:
Non-allowable assets:

	0

NET CAPITAL	$14,684
Haircuts	0
ADJUSTED NET CAPITAL	$14,684

Minimum requirements of 6-2/3% of aggregate indebtedness or $5,000, whichever is greater.	5,000
EXCESS NET CAPITAL	$9,684

AGGREGATE INDEBTEDNESS:

Accounts payable & accrued expenses	$2,500
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	17.03%

Excess net capital previously reported	$9,681
Rounding adjustment	3
Excess net capital per this report	$9,684

The above computation of net capital under rule 15c3-1 does not differ materially from the computation as of December 31, 2010, included in the Company's unaudited Form X-17A-5, Part IIA.

6. Subsequent Events

The Company has made a review of material subsequent events from December 31, 2010 through the date of this report and found no material subsequent events reportable during this period.

DONAHUE ASSOCIATES, L.L.C.
27 BEACH ROAD, SUITE CO5-A
MONMOUTH BEACH, NJ.   07750
Phone: (732) 229-7723

The Members
Rockland Securities, LLC

In planning and performing our audit of the financial statements of Rockland Securities, LLC for the year ended December 31, 2010, we considered its internal control structure, including procedures for safeguarding customer and firm assets, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3; and for safeguarding the occasional receipt of securities and cash until promptly remitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities. The Company claims an exemption from SEC Rule 15c3-3 under the (k)(2)(i) provision, and therefore, no computation for determination of reserve requirements was necessary.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded

properly to permit the preparation of financial statements in conformity with generally accepted accounting principles in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changing conditions or the effectiveness of their design may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level of risk that the errors or irregularities in material amounts in relation to the financial statements taken as a whole may occur and not be detected within a timely period by the employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we considered to be a material weakness as defined above.

We understand that the internal control structure that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that an internal control structure that does not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and our study, we believe the Company's practices and procedures were adequate as of December 31, 2010 to meet the Commission's objectives.

In addition, our review indicated the Company to be in compliance with the conditions of exemption from Rule 15c3-3 pursuant to paragraph k(2)(i) as of December 31, 2010, and no facts came to our attention to indicate such conditions had not been complied with during the year.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we assessed the Company's revenues for the fiscal years and determined that no report on the Assessments and Payments to the Securities Investor Protection Corporation is required.

Ondue Associates, LLC

Monmouth Beach, N.J.
February 17, 2011